Contact

www.linkedin.com/in/sammymoir
(LinkedIn)
www.imdb.com/name/nm6877254/
(Other)
noescapingit.com/ (Other)

Top Skills

Strategic Marketing Management
Vertical Marketing
Enterprise Marketing

Honors-Awards

Guitar Center President's Award
2004
Guitar Center President's Award
2013
Guitar Center Special Recognition
Award 2000
Guitar Center Special Recognition
Award 2014
Platinum Awards: Guitar Center's
Greatest Feeling on Earth Brand
Campaign

Sammy Moir

Principal Owner at Rocket Powered Media
Ventura, California, United States

Summary

A multitude of successes in broad scale marketing, web content
development, holistic brand campaigns, strategy, and social media
marketing. Performance-oriented creative leader with over 35 years
leading sales, creative development and marketing teams. Hands-
on orientation with a very strong history of driving marketing strategy,
sales, and business direction. Visionary in strategic leadership,
team building, cost effective production and business development.
Talented writer, designer, producer, director and editor. Connecting
with customers and improving brand value with innovative content.

WATCH. Recent brand campaign, content marketing and TV
commercial work.

_____

Experience

Vampire Vineyards
Senior Vice President Marketing
January 2017 - Present (8 years 4 months)

Rocket Powered Media
Principal Owner
January 2016 - Present (9 years 4 months)

Working with clients from a variety of industries creating compelling video
content for broadcast and online, graphics, brand packages, copywriting, web
design, product packaging design, and marketing strategy.

Guitar Center
Director of Content Marketing Production
March 1990 - January 2016 (25 years 11 months)
Leader of development and production for television, radio, & digital broadcast

Drove the bottom line for Guitar Center with smart targeted content.

Held many significant positions with the organization including

Director of Content Marketing Production
Director of Television and Radio Production
Director of Communications
Regional Sales Trainer
Store Manager

Whether in front of a customer, behind a camera, at an editing bay, or in the executive conference room, I oversaw critical sales and marketing projects for over 25 years.

Blazed the trial in content marketing for Guitar Center, developing the team, processes, technology, and infrastructure of the GC in-house media department.

Creator of compelling award winning music content, innovative brand campaigns, and urgent retail advertising, I have written, produced, directed, and edited hundreds of national television and radio commercials and worked with some of music's most iconic artists on interview & performance content, and other brand marketing tactics.

Having worked with large production budgets to non-existent ones, I am just as comfortable shooting and editing myself as I am working with an agency or production company. My ability to innovate by pushing technology and tradition has maximized every production dollar.

Sammy Moir
Backstory
January 1988 - January 2015 (27 years 1 month)
When I was in high school I started working at a small music store selling mostly used and vintage instruments. It was the kind of place where you got paid cash out of an envelope in the safe. Luckily I had a passion for the product which made learning how to sell easy. I became a master at greet, qualify, pitch, and close.

In 1990, while still in college, I started working at a different music store called Guitar Center. Back when I started GC had 12 locations and by the time I left they had over 260. At the age of 22, I was the youngest store manager the company had ever had. I found building and training a sales team to be extremely rewarding. After moving around the country running quite a few different stores, in the year 2000, I settled at the corporate office as the Director of Communications. This was a new position created to capitalize on my unique flair for training and communication.

From it's humble beginnings (my iMac and Sony camcorder) I've developed and lead a world-class in-house production team of video producers, photographers, and audio engineering.

With the launch of YouTube in 2005, in collaboration with Guitar Center's Music and Entertainment team, my team developed the Guitar Center Brand into a leader in content marketing. And now with over 140,000,000 views and 330,000 subscribers The Guitar Center YouTube channel has recently been honored with 2 Content Marketing awards including best YouTube subscriber growth and best use of YouTube.

Education

San Francisco State University
Communication and Media Studies

University of Phoenix
Business, Management, Marketing, and Related Support Services